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Free Writing Prospectus (to Prospectus dated June 30, 2022, as Supplemented by the Prospectus Supplement dated August 1, 2022) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-265961.

WILLAMETTE VALLEY VINEYARDS FROM THE DESK OF JIM BERNAU https://www.wvv.com/ Dear Wine Enthusiast, As a supporter of Willamette Valley Vineyards and someone who has indicated an interest in becoming a Winery Owner, please accept this invitation to join our Owner community and become part of the thriving Oregon Wine Industry. You are among those who have exclusive, first access to our Preferred Stock Offering (NASDAQ: WVVIP) price of $5.15 per share, the same price given at the end of our last stock offering. The share price will increase to $5.25 per share on September 1st, 2022, and we will start a public advertising campaign for the offering. As the winery grows, you will help take the Oregon wine story on the road to exciting new locations. You will be part of the Tasting Room & Restaurants opening this year in Oregon and Southwest Washington, as well as Domaine Willamette, a sparkling winery opening soon in Oregon's Dundee Hills. These expansions are possible due to the same spirit that led many Owners to plant our vineyards in years past and lend a hand to construct our winery and Estate Tasting Room in the Salem Hills. As we invite new Owners to join us, priority to become an Owner is being given to wine enthusiasts who will support their investment as Wine Club Members or use their dividends as wine credit. In this way, our winery becomes stronger with each devoted Owner. Thank you for your continued support,

Jim Bernau Founder/CEO Please join us as a Winery Owner in our new Preferred Stock Offering (NASDAQ: WVVIP) and become a part of the thriving Oregon Wine Industry. As an Owner of one of Oregon’s leading wineries, you’ll be a part of the fastest- growing wine region in America and receive great benefits, highlighted below. You may purchase shares at $5.15 per share, offering an annual 4.36% dividend or wine credit with 15% more value, if your application and subscription agreement is received or postmarked by August 31st, 2022. To make an investment, please review the prospectus and then submit the application and subscription agreement in one of three ways: 1. Complete the electronic DocuSign version at wvv.com/ownership by clicking on the "Purchase Stock Online" button. 2. Email it to stock.offering@wvv.com. 3. Or, mail it to 8800 Enchanted Way SE, Turner, OR 97392.

View Application https://www.wvv.com/assets/client/File/WVV_Subscription_Agreement_and_Application.pdf Priority to become an Owner is given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. Agreements must be postmarked by August 31st to qualify for the $5.15 share price. The minimum purchase is 300 shares ($1,545) and the maximum purchase is 2,300 shares ($11,845.00). The share price will increase to $5.25 on September 1st, 2022. Have questions? Please call us at (503) 588-9463, reply to this email or visit our Preferred Stock Offering FAQs. Learn More About Ownership https://www.wvv.com/ownership Benefits of Ownership Discount of 25% off wine bottle purchases. Personalized assistance from a knowledgeable Winery Ambassador with wine purchases and experiences. Complimentary VIP winery tours, by appointment up to four times per year, and an annual complimentary Blending Experience at Willamette

Wineworks. Complimentary wine tasting at any of our locations (once per month, by reservation). Ability to use Wine Credit (when taken in place of a dividend) at any of our locations and in our online wine shop to purchase wine, food pairings and merchandise, as well as for room rentals, winery suite stays and admission to events. These credits never expire. Priority to purchase limited-production wines, new releases and wines with personalized labels. Discounted admissions to special events. Invitations to Owner-exclusive events. Regular email updates on winery developments. Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador. Enjoy New Tasting Room & Restaurant Locations

Our Owners are helping us bring the Oregon wine country experience into some of the Northwest's most exciting areas with our new Tasting Room & Restaurants. Enjoy our classic Oregon wines at these locations paired with Cascadian cuisine grounded in the high-quality agricultural products of the Pacific Northwest. LAKE OSWEGO (top image) Located off Highway 43 in downtown Lake Oswego, this location features food and wine pairings, wine lockers, a beautiful trellis patio with an outdoor fire pit, a private dining room and ample parking. Now Open VANCOUVER WATERFRONT (first rendering) Featuring incredible views of the Columbia River, our Vancouver location is the first Oregon winery to be showcased at this new wine- tasting destination. Our location includes barrel booth seating, gathering space on our Mezzanine and spacious patio seating overlooking the river. Opening August 2022 HAPPY VALLEY (second rendering) As we join the flourishing town of Happy Valley just outside of Portland, our Tasting Room & Restaurant will feature indoor and outdoor fireplaces, a large outdoor patio and a water feature. Anticipated opening: Late 2022 BEND Located in historic downtown Bend, our Tasting Room & Restaurant will bring Oregon wine country to this destination community that loves all things craft. Anticipated opening: Late summer 2023 Domaine Willamette

Domaine Willamette will produce world-class méthode traditionnelle sparkling wines with an underground aging cellar at the biodynamically-farmed Bernau Estate Vineyard in Dundee, Oregon. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore. Our signature Domaine Willamette wine will be distributed to wine shops and restaurants to showcase the Willamette Valley's capability in growing and producing sustainably-grown sparkling wines equal to the great Champagnes. Anticipated opening: Late 2022 Winery Highlights AMERICA'S COMMUNITY-FUNDED WINERY

Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim’s vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 24,000 Owners. Willamette Valley Vineyards became the first SEC-authorized community- funded business in the United States through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences. OREGON'S LEADING PRODUCER OF WILLAMETTE VALLEY APPELLATED PINOT NOIR The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley. STEWARDSHIP OF THE LAND Since the winery’s founding in 1983, stewardship of the land has been the key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Preferred by Nature™ to Forest Stewardship Council standards and use an autonomous UV-C Light Robot to sustainably prevent powdery mildew in the vineyards. Oregon Wine Flourishes

 Although Oregon only produces 1% of the U.S. wine by volume, it earned 18% of Wine Spectator’s 90+ rated domestic wines between 2015 and 2019. Oregon wine is the best-performing domestic category. Source: Nielsen Data, Total US, 52 weeks ending April 23rd, 2022 Oregon’s growth continues to outperform despite commanding a significantly higher average price per bottle — more than two times the category average. Source: Nielsen Data, Total US, 52 weeks ending April 23rd, 2022 Willamette Valley Vineyards produces the #1 selling luxury Oregon Pinot Noir nationwide and the WVV brand is up 14% while the total wine market is down 11%. Source: Nielsen Data, Total US xAOC, 52 weeks ending April 23rd, 2022, Unit Sales Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463.

WILLAMETTE VALLEY VINEYARDS https://www.wvv.com/ Open Daily 11 am - 6 pm | (503) 588-9463 | info@wvv.com 8800 Enchanted Way SE, Turner, OR 97392 Jim Bernau, Founder/CEO You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you want to change how you receive our emails you can update your preferences or unsubscribe from this list. Forward this email to a friend. Copyright © 2021 Willamette Valley Vineyards, All rights reserved.